March 3, 2006


Mail Stop 3628

Via Facsimile and U.S. mail

Mr.  Nick DeMare
Chief Executive Officer
Medina International Corp.
1305-1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7 Canada


Re:	Medina International Corp.
	Schedule 14F-1
	Filed February 17, 2006

	File No. 005-81615

Dear Mr. De Mare:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Revise to include all information required by Item 7 of
Schedule 14A and Rule 14f-1. In this regard, provide the information required by Item 7(h) regarding shareholder communications.

2. In future filings, please note that the Commission`s present address is: 100 F Street, NE, Washington, DC 20459.

3. It appears that Dr. Kienan and Biotech Knowledge LLC are required to file a Schedule 13D in respect of the recent transfer of shares to Dr. Kienan. Please file this schedule promptly.

Closing Comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate; provide a basis for such belief to the staff in the response letter. Please contact me at (202) 551-3267 if you have any questions.


							Sincerely,



							Julia E. Griffith
							Special Counsel
							Office of Mergers and
							   Acquisitions